Exhibit 99.3

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023

- - - - - - - - - - -

i

KAMADA LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
	As of March 31,		December 31,
	2023	2022	2022
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$27,121	21,967	$34,258
Trade receivables, net	20,925	21,568	27,252
Other accounts receivables	3,603	7,867	8,710
Inventories	79,754	64,761	68,785
Total Current Assets	131,403	116,163	139,005

Non-Current Assets
Property, plant and equipment, net	26,496	26,098	26,157
Right-of-use assets	5,836	2,990	2,568
Intangible assets, Goodwill and other long-term assets	145,305	151,858	147,072
Contract assets	7,755	5,987	7,577
Total Non-Current Assets	185,392	186,933	183,374
Total Assets	316,795	303,096	$322,379
Liabilities
Current Liabilities
Current maturities of bank loans	$4,444	3,725	$4,444
Current maturities of lease liabilities	1,438	1,017	1,016
Current maturities of other long term liabilities	29,414	19,095	29,708
Trade payables	26,210	11,682	32,917
Other accounts payables	7,350	6,670	7,585
Deferred revenues	419	40	35
Total Current Liabilities	69,275	42,229	75,705

Non-Current Liabilities
Bank loans	11,852	16,296	12,963
Lease liabilities	4,992	3,056	2,177
Contingent consideration	18,115	22,551	17,534
Other long-term liabilities	37,280	42,531	37,308
Deferred revenues	-	15	-
Employee benefit liabilities, net	473	1,268	672
Total Non-Current Liabilities	72,712	85,717	70,654

Shareholder’s Equity
Ordinary shares	11,736	11,728	11,734
Additional paid in capital net	210,665	210,269	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	(99)	12	(88)
Capital reserve from share-based payments	5,750	4,771	5,505
Capital reserve from employee benefits	539	(149)	348
Accumulated deficit	(50,293)	(47,991)	(48484)
Total Shareholder’s Equity	174,808	175,150	176,020
Total Liabilities and Shareholder’s Equity	$316,795	303,096	$322,379

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2023	2022	2022
	Unaudited		Audited

Revenues from proprietary products	24,061	23,011	$102,598
Revenues from distribution	6,649	5,082	26,741

Total revenues	30,710	28,093	129,339

Cost of revenues from proprietary products	13,224	12,449	58,229
Cost of revenues from distribution	5,647	4,342	24,407

Total cost of revenues	18,871	16,791	82,636

Gross profit	11,839	11,302	46,703

Research and development expenses	3,231	4,420	13,172
Selling and marketing expenses	3,922	3,321	15,284
General and administrative expenses	3,418	3,005	12,803
Other expenses	979	310	912
Operating income (loss)	289	246	4,532

Financial income	25	2	91
Income (expense) in respect of securities measured at fair value, net	-	-	-
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	151	169	298
Revaluation of long-term liabilities	(1,761)	(2,010)	(6,266)
Financial expenses	(500)	(194)	(914)
Income before tax on income	(1,796)	(1,787)	(2,259)
Taxes on income	13	41	62

Net Income (loss)	$(1,809)	(1,828)	$(2,321)

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) from securities measured at fair value through other comprehensive income
Gain (loss) on cash flow hedges	(156)	(108)	(776)
Net amounts transferred to the statement of profit or loss for cash flow hedges	145	66	634
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	191	-	497
Tax effect	-	-	-
Total comprehensive income (loss)	$(1,629)	(1,870)	$(1,966)

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	(0.04)	(0.04)	$(0.05)
Diluted net earnings per share	(0.04)	(0.04)	$(0.05)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Additional	Capital reserve due to translation to	Capital reserve	Capital reserve from	Capital reserve from
	Share	paid in	presentation	from	sharebased	employee	Accumulated	Total
	capital	capital	currency	hedges	payments	benefits	deficit	equity
	Unaudited
	In thousands
Balance as of January 1, 2023 (audited)	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020
Net income	-	-	-	-	-	-	(1,809)	(1,809)
Other comprehensive income (loss)	-	-	-	(11)	-	191	-	180
Total comprehensive income (loss)	-	-	-	(11)	-	191	(1,809)	(1,629)
Exercise and forfeiture of share-based payment into shares	2	170			(170)			2
Cost of share-based payment					415			415
Balance as of March 31, 2023	$11,736	$210,665	$(3,490)	$(99)	$5,750	$539	$(50,293)	$174,808

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Additional paid in capital	Capital reserve through other presentation currency	Capital reserve due to translation to from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(1,828)	(1,828)
Other comprehensive income (loss)	-	-	-	(42)	-	-	-	(42)
Total comprehensive income (loss)	-	-	-	(42)	-	-	(1,828)	(1,870)
Exercise and forfeiture of share-based payment into shares	3	65		-	(65)		-	3
Cost of share-based payment				-	193		-	193
Balance as of March 31, 2022	$11,728	$210,269	$(3,490)	$12	$4,771	$(149)	$(47,991)	$175,150

	Share capital	Additional paid in capital	Capital reserve through other presentation currency	Capital reserve due to translation to from hedges	Capital reserve from sharebased payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2022 (audited)	$11,725	$210,204	$(3,490)	$54	$4,643	$(149)	$(46,163)	$176,824
Net income	-	-	-	-	-	-	(2,321)	(2,321)
Other comprehensive income (loss)	-	-	-	(142)	-	497	-	355
Total comprehensive income (loss)	-	-	-	(142)	-	497	(2,321)	(1,966)
Exercise and forfeiture of share-based payment into shares	9	291	-	-	(291)	-	-	9
Cost of share-based payment	-	-	-	-	1,153	-	-	1,153
Balance as of December 31, 2022	$11,734	$210,495	$(3,490)	$(88)	$5,505	$348	$(48,484)	$176,020

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2023	2022	2022
			Audited

Cash Flows from Operating Activities
Net income (loss)	$(1,809)	(1,828)	$(2,321)

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	3,123	3,027	12,155
Financial expenses (income), net	2,085	2,033	6,791
Cost of share-based payment	415	193	1,153
Taxes on income	13	41	62
Loss (gain) from sale of property and equipment	(22)	-	-
Change in employee benefit liabilities, net	(8)	(12)	(111)
	5,606	5,282	20,050
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	6,306	13,492	7,603
Decrease (increase) in other accounts receivables	1,362	589	(578)
Decrease (increase) in inventories	(10,970)	2,662	(1,361)
Decrease (increase) in deferred expenses	3,554	(110)	(1,340)
Increase (decrease) in trade payables	(6,712)	(13,649)	7,055
Increase (decrease) in other accounts payables	(238)	(772)	290
Decrease in deferred revenues	384	-	(20)
	(6,314)	2,212	11,649
Cash received (paid) during the period for:

Interest paid	(341)	(194)	(853)
Interest received	25	2	97
Taxes paid	(18)	(9)	(36)
	(334)	(201)	(792)

Net cash provided by (used in) operating activities	$(2,851)	5,465	$28,586

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March, 31		December 31,
	2023	2022	2022
			Audited
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(1,117)	(513)	(3,784)
Proceeds from sale of property and equipment	24	-	-
Business combination	-	-	-
Net cash provided by (used in) investing activities	(1,093)	(513)	(3,784)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	1	3	9
Receipt of long-term loans	-	-	-
Repayment of lease liabilities	(271)	(295)	(1,098)
Repayment of long-term loans	(1,111)	(16)	(2,628)
Repayment of other long-term liabilities	(1,500)	(1,500)	(5,626)
Net cash provided by (used in) financing activities	(2,881)	(1,808)	(9,343)

Exchange differences on balances of cash and cash equivalent	(312)	236	212

Increase (decrease) in cash and cash equivalents	(7,137)	3,380	15,671

Cash and cash equivalents at the beginning of the period	34,258	18,587	18,587

Cash and cash equivalents at the end of the period	$27,121	21,967	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$3,580	174	$551
Purchase of property and equipment and Intangible assets	$292	254	$618

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:- General

General description of the Company and its activity

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB, KAMRHO (D) and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and during recent years added eleven biosimilar products to its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and the Israeli Ministry of Health (“IL MOH”) approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas that it acquired in March 2021, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D). In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. The Company has additional product candidates in early development stage.

In November 2021, the Company acquired CYTOGAM, WINRHO SDF, VARIZIG and HEPGAM B from Saol Therapeutics Ltd. (“Saol”). The acquisition of this portfolio furthered the Company’s core objective to become a fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, as well as to expand to new markets, mainly in the Middle East/North Africa region, and to broaden the Company’s portfolio offering in existing markets. The Company’s wholly owned U.S. subsidiary, Kamada Inc., is responsible for the commercialization of the four products in the U.S. market, including direct sales to wholesalers and local distributers. Refer to Note 5 in our annual Financial report for further details on this acquisition.

The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”). Historically, the Company generated revenues on sales of GLASSIA, manufactured by the Company, to Takeda for further distribution in the United States. In accordance with the agreement with Takeda, the Company ceased the production and sale of GLASSIA to Takeda during 2021, and during the first quarter of 2022, Takeda began to pay the Company royalties on sales of GLASSIA manufactured by Takeda, at a rate of 12% on net sales through August 2025 and at a rate of 6% thereafter until 2040, with a minimum of $5 million annually for each of the years from 2022 to 2040. Refer to Note 19 in our annual Financial report for further details on the engagement with Takeda.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2:- Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”.

b.	Disclosure of New Standards in the Period Prior to Their Adoption:

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants

The Amendment, together with the subsequent amendment to IAS 1 (see hereunder) replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period. According to the subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company believes that the adoption of the Amendment will not have an effect on its financial statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:- Significant events in the reporting period

i.	Grant of Option to employees and executive officers

On February 27, 2023, the Company’s Board of Directors approved the grant of options to purchase up to 147,000 options to purchase ordinary shares of the Company under the 2011 Plan and the US Appendix. The Company granted, out of the above mentioned, to employees and executive officers the following:

Under the Israeli Share Option Plan:

-	On February 27, 2023, 60,333 options to purchase the ordinary shares of the Company, at an exercise price of NIS 16.53 (USD 4.50) per share. The fair value of the options calculated on the date of grant using the binomial option valuation model was estimated at $108 thousands.

-	On March 01, 2023 3,333 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.63 (USD 4.57) per share. The fair value of the options was estimated on the date of grant at $5.7 thousands.

-	On March 02, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 16.76 (USD 4.60) per share. The fair value of the options was estimated on the date of grant at $71 thousands.

-	On April 23, 2023 40,000 options to purchase ordinary shares of the Company, at an exercise price of NIS 17.67 (USD 4.83) per share. The fair value of the options was estimated on the date of grant at $65 thousands.

Under the US Appendix:

-	On February 27, 2023 3,333 options to purchase the ordinary shares of the Company, at an exercise price of USD 4.57 per share. The fair value of the options was estimated on the date of grant was estimated at $5.80 thousands.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Development, manufacturing, sales and distribution of proprietary plasma-derived protein therapeutics.

Distribution	-	Distribute imported drug products in Israel, which are manufactured by third parties.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2023
Revenues	$24,061	$6,649	$30,710
Gross profit	$10,837	$1,002	$11,839
Unallocated corporate expenses			(11,550)
Finance expenses, net			(2,085)
Income before taxes on income			$(1,796)

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Three months period ended March 31, 2022
Revenues	$23,011	$5,082	$28,093
Gross profit	$10,562	$740	$11,302
Unallocated corporate expenses			(11,056)
Finance expenses, net			(2,033)
Income before taxes on income			$(1,787)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:- Operating Segments (cont.)

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Year Ended December 31, 2022
Revenues	$102,598	$26,741	$129,339
Gross profit	$44,369	$2,334	$46,703
Unallocated corporate expenses			(42,171)
Finance expenses, net			(6,791)
Income before taxes on income			$(2,259)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2023
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America	$16,830	$-	$16,830
Israel	994	6,649	7,643
Europe	3,334	-	3,334
Latin America	1,316	-	1,316
Asia	1,550	-	1,550
Others	38	-	38
	$24,061	$6,649	$30,710

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-Operating Segments (cont.)

c.	Reporting on operating segments by geographic region:

	Three months period ended March 31, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Unaudited
Geographical markets
U.S.A and North America.	$16,951	$-	$16,951
Israel	1,627	5,082	6,709
Europe	1,052	-	1,052
Latin America	2,030	-	2,030
Asia	984	-	984
Others	367	-	367
	$23,011	$5,082	$28,093

	Year ended December 31, 2022
	Proprietary Products	Distribution	Total
	U.S Dollars in thousands
	Audited
Geographical markets
U.S.A and North America	$75,851	$-	$75,851
Israel	5,290	26,741	32,031
Europe	5,277	-	5,277
Latin America	11,293	-	11,293
Asia	4,581	-	4,581
Others	305	-	305
	$102,597	$26,741	$129,338

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:- Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets (liabilities) measured at fair value

	Level 1	Level 2		Level 3
	U.S Dollars in thousands
March 31, 2023
Derivatives instruments	$-		$(91)	$-
Contingent consideration	-		-	(24,115)

March 31, 2022
Derivatives instruments			(51)
Contingent consideration	$-	$		$(22,251)

December 31, 2022
Derivatives instruments	$-		$(92)	$-
Contingent consideration	$-		$-	$(23,534)

During the three months ended on March 31, 2023 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.